EXHIBIT 99.1

MAG Announces Election Deadline for Arrangement with Pan American

All amounts expressed in U.S. dollars unless otherwise indicated.

VANCOUVER, British Columbia, Aug. 18, 2025 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG”, or the “Company”) announces today that, other than Mexican competition approval (“COFECE Approval”), all required key approvals and authorizations to consummate the Arrangement have been obtained, including the approval of MAG shareholders, the final order of the Supreme Court of British Columbia, Canadian competition approval, and the conditional approval of the Toronto Stock Exchange and the New York Stock Exchange. As such, registered holders of common shares of the Company (“MAG Shares”) must indicate their election by no later than 2:00 p.m. (Vancouver time) on August 27, 2025 (the “Election Deadline”), to receive either:

(i) $20.54 in cash for each MAG Share held (the “Cash Consideration”); or

(ii) $0.0001 in cash and 0.755 of a common share (each whole share, a “Pan American Share”) of Pan American Silver Corp. (“Pan American”) for each MAG Share held (the “Share Consideration” and, together with the Cash Consideration, the “Consideration”), in each case, subject to proration in connection with the previously announced plan of arrangement whereby Pan American will acquire all of the issued and outstanding MAG Shares (the “Arrangement”).

Election Deadline

Registered holders of MAG Shares may make an effective election by depositing a properly completed and duly executed letter of transmittal and election form (the “Letter of Transmittal and Election Form”) indicating their election to receive the Cash Consideration or the Share Consideration, together with the certificates (if applicable) representing their MAG Shares and all other documentation required by Computershare Investor Services Inc. (the “Depositary”), before the Election Deadline with the Depositary. The Letter of Transmittal and Election Form is available under the Company’s SEDAR+ profile at www.sedarplus.ca and on the Company’s website at https://magsilver.com/investors/#pan-american-meeting.

Non-registered holders of MAG Shares that hold their MAG Shares through a broker, investment dealer or other intermediary should carefully follow the instructions and deadlines from the intermediary that holds such MAG Shares on their behalf and should contact such intermediary for instructions and assistance in making an election or with any questions about their election. Non-registered holders of MAG Shares who may have made an election through an intermediary prior to the date of this news release may wish to contact their intermediary prior to the Election Deadline to verify that their election has been made properly.

Any holder of MAG Shares who fails to make a proper election in respect of their MAG Shares prior to the Election Deadline, or who chooses not to make an election, will be deemed to have elected to receive, for each MAG Share held by such person, the Share Consideration, subject to proration. The Cash Consideration and the Share Consideration are each subject to proration provisions, such that the aggregate consideration paid to all MAG shareholders will consist of $500 million in cash and the remaining Consideration paid in Pan American Shares. Accordingly, a MAG shareholder may receive both cash and Pan American Shares in exchange for MAG Shares, regardless of such holder’s election to receive the Cash Consideration or the Share Consideration. All elections and deposits made under the Letter of Transmittal and Election Form are irrevocable.

The election available in respect of the Cash Consideration or the Share Consideration is an investment decision which carries tax consequences. Holders of MAG Shares should consult their investment and tax advisors prior to making their election.

Additional information regarding the Arrangement and the procedure for the exchange of MAG Shares for the Consideration is provided in the Company’s management information circular dated June 6, 2025 (the “Circular”). The Circular is available under the Company’s SEDAR+ profile at www.sedarplus.ca and on the Company’s website at https://magsilver.com/investors/#pan-american-meeting.

If the COFECE Approval is obtained and all closing conditions are satisfied or waived, the Arrangement is expected to be completed in the third quarter of 2025. Following completion of the Arrangement, the MAG Shares are expected to be delisted from the Toronto Stock Exchange and NYSE American LLC. An application is also expected to be made for MAG to cease to be a reporting issuer in the applicable jurisdictions following closing of the Arrangement.

About MAG Silver Corp.

MAG Silver Corp. is a growth-oriented Canadian mining and exploration company focused on advancing high-grade, district scale precious metals projects in the Americas. MAG is a top-tier primary silver mining company through its (44%) joint venture interest in the 4,000 tonnes per day Juanicipio Mine, operated by Fresnillo plc (56%). The mine is located in the Fresnillo Silver Trend in Mexico, the world’s premier silver mining camp, where in addition to underground mine production and processing of high-grade mineralised material, an expanded exploration program is in place targeting multiple highly prospective targets. MAG is also executing multi-phase exploration programs at the 100% earn-in Deer Trail Project in Utah and the 100% owned Larder Project, located in the historically prolific Abitibi region of Canada.

Neither the Toronto Stock Exchange nor the NYSE American LLC has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

Certain information contained in this release are “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation, the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended and Section 27A of the U.S. Securities Act. Such forward-looking statements include, but are not limited to the Election Deadline; the timing, satisfaction of closing conditions, consummation and terms of the Arrangement; and the timing and terms of the COFECE Approval.

When used in this release, any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “strategy”, “goals”, “objectives”, “project”, “potential” or variations thereof or stating that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions), as they relate to the Company or management, are intended to identify forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions.

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control and many of which, regarding future business decisions, are subject to change. Assumptions underlying the Company’s expectations regarding forward-looking statements contained in this release include, among others: the COFECE Approval process proceeding in the ordinary course; the satisfaction of closing conditions to the Arrangement; the absence of a material adverse effect to either the Company or Pan American; the impact of inflation and disruptions to the global, regional and local supply chains; tonnage of ore to be mined and processed; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; ore grades and recoveries; the Company’s mineral reserve and mineral resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of the Company’s operations; no unplanned delays or interruptions in scheduled production; the Company’s ability to secure and maintain title and ownership to mineral properties and the surface rights necessary for its operations; whether the Company is able to maintain a strong financial condition and have sufficient capital, to sustain its business and operations; and the Company’s ability to comply with environmental, health and safety laws.

Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and, other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG’s annual and quarterly reports and other public filings, accessible through the Internet at www.sedarplus.ca and www.sec.gov.

For further information on behalf of MAG Silver Corp., please contact Fausto Di Trapani, Chief Financial Officer.

Phone: (604) 630-1399
Toll Free: (866) 630-1399

Email: info@magsilver.com